Exhibit 2

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON AGREES TO ACQUIRE
NORTHERN CONTINENTAL RESOURCES INC.
Toronto, ON — April 30, 2009... Denison Mines Corp. (DML:TSX) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to announce that it has signed a letter of intent to acquire all of the issued and outstanding shares of Northern Continental Resources Inc. (“Northern”) in an all share transaction by way of a plan of arrangement under the Business Corporations Act (British Columbia).
Northern holds a 60% interest (Hathor Exploration Limited 40%) in the Russell Lake uranium property located immediately adjacent to Denison’s major new Wheeler River uranium discovery in the Athabasca Basin of northern Saskatchewan. Through this transaction, Denison will consolidate, as one contiguous package, its land position between Wheeler River and another important Denison discovery in the Basin, Moore Lake. The Russell Lake property exhibits a number of strong targets.
Pursuant to the proposed plan of arrangement, Denison would acquire Northern on the basis of 0.0920 Denison common shares for each share of Northern (the “Exchange Ratio”). In addition, all outstanding options and warrants of Northern will be exchanged for replacement options and warrants of Denison, the number and exercise price of which will be determined using the Exchange Ratio. The transaction values the Northern shares at $0.206, based on the closing price of the shares of Denison on April 30, 2009 representing a 64.8% premium to the April 30, 2009 closing price of Northern.
The transaction is subject to completion of due diligence by both parties, the execution of definitive agreements and the obtaining of regulatory and Northern Continental shareholder approval. Upon completion of the proposed transaction, it is estimated that Denison will have approximately 231 million shares outstanding (not including the exercise of any outstanding warrants and options). Former shareholders of Northern will hold approximately 2.2% of the outstanding shares of Denison. The transaction is expected to close in July 2009.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein President and Chief Operating Officer	(416) 979-1991 Extension 232

James R. Anderson Executive Vice President and Chief Financial Officer	(416) 979-1991 Extension 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2008 available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of Denison for the year ended December 31, 2007 and other continuous disclosure documents filed since December 31, 2007 available at http://www.sedar.com, for further information relating to their mineral resources and mineral reserves.

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